

Mail Stop 3561

December 31, 2007

Mr. Avraham Dan
Managing Director and Chief Financial Officer
ICTS International N.V.
Biesbosch 225
1181 JC Amstelveen
The Netherlands

> **Re:** **ICTS International N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed July 17, 2007**
> **File No. 0-28542**

Dear Mr. Dan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2006

Cover Page

1.   In future filings, please revise the facing sheet of your Form 20-F to include the following:

-   indicate whether you are a well known seasoned issuer as defined in Rule 405 of the Securities Act. Refer to SEC Release 33-8591.

-   indicate whether you are a large accelerated filer, an accelerated filer or a non-accelerated filer. Refer to SEC Release 33-8644.

Annual Report, page F-1

General

2.   Please provide the Valuation and Qualifying Accounts schedule for the activity in your allowance for doubtful accounts. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to the instructions to Item 17 of Form 20-F and Rule 12-09 of Regulation S-X.

Consolidated Statements of Changes in Shareholders' Equity (Deficiency), page F-7

3.   The amount presented as total comprehensive income for the year ended December 31, 2006 appears to improperly include the additional paid-in capital from employee options granted. Please revise in future filings.

Note 2 – Significant Accounting Polices, page F-12

p. Accounts Receivable, page F-14

4.   We note your $3 million due from the Transportation Security Administration (TSA) dating back to 2002 recorded as a receivable at year end. In light of your ongoing claims and contract disputes with the TSA, please tell us why you believe this receivable balance is realizable.

Note 14 – Commitments and Contingent Liabilities, page F-35

b. Contingent Liabilities, page F-36

5.   Please confirm to us that the refund claim with the Internal Revenue Service in an amount in excess of $2 million has been reversed as of December 31, 2006 and is no longer recorded as an asset on your balance sheet. If this amount is still

recorded as an asset at year end, please tell us your basis for this receivable in light of the ongoing criminal investigation by the United States Department of Justice, Tax Division.

c. Restrictions on Operations, page F-38

6.   Please tell us and disclose in future filings the amount, if any, that has been accrued for your dispute with Fraport A. G. International Airport Services Worldwide.

Controls and Procedures, page 47

7.   Please disclose the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by your report. Although you disclose that they are aware of weaknesses related to internal control over financial reporting, a definitive statement regarding the effectiveness or ineffectiveness of the disclosure controls and procedures as of the end of the period covered by the report is required. Refer to Item 15(a) of Form 20-F.

8.   Please disclose any change in your internal control over financial reporting that occurred during the period covered by your annual report that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Additionally, please disclose how you plan to rectify the material weaknesses and the overall lack of financial accounting expertise in your financial department. Refer to Item 15(d) of Form 20-F.

Exhibit 12.1

9.   Please revise your future filings so that your certifications read exactly as set forth in Instruction 12 to the Exhibits of Form 20-F. Your current certification is incorrect and outdated.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief